Exhibit 99.1

Enerplus Closes Purchase of Bakken Oil Assets in North Dakota

CALGARY, Oct. 18 /CNW/ - Enerplus Resources Fund ("Enerplus") is pleased to announce the closing of the previously disclosed purchase of 46,500 net acres of land in North Dakota prospective for Bakken crude oil for US$456 million before closing adjustments.

This acquisition materially expands Enerplus' current land position to over 70,000 net acres (109 sections) in the Fort Berthold area, the majority of which is now operated by Enerplus with a greater than 90% working interest. Current production from this project is approximately 4,000 bbls/day. As drilling plans are executed over the next five years, production is expected to grow to over 20,000 BOE/day.

INFORMATION REGARDING DISCLOSURE IN THIS NEWS RELEASE

All amounts in this news release are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.

In accordance with Canadian practice, production volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Unless otherwise specified, all reserves volumes in this news release (and all information derived therefrom) are based on "company interest reserves" using forecast prices and costs. "Company interest reserves" consist of "gross reserves" (as defined in National Instrument 51-101 adopted by the Canadian securities regulators ("NI 51-101")) plus Enerplus' royalty interests in reserves. "Company interest reserves" are not a measure defined in NI 51-101 and do not have a standardized meaning under NI 51-101. Accordingly, our company interest reserves may not be comparable to reserves presented or disclosed by other issuers.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to future production growth. This news release also contains estimates of reserves which are by their nature estimates that the quantities described exist in the amounts estimated.

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of Enerplus including, without limitation: that the properties acquired by Enerplus will perform as anticipated; the accuracy of Enerplus' estimates of oil and gas reserves and production potential for the properties being acquired; the general continuance of current or, where applicable, assumed industry conditions and tax and regulatory regimes; availability of cash flow, debt and/or equity sources to fund Enerplus' capital and operating requirements as needed; and certain commodity price and other cost assumptions. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: inaccurate estimates of oil and gas reserves, production estimates and drilling results; changes in commodity prices; unanticipated drilling or operating results or production declines; changes in tax or environmental laws or royalty rates; increased debt levels or debt service requirements; a lack of capital to conduct planned capital expenditures, including limited, unfavourable or no access to debt or equity capital markets; increased costs and expenses; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in the Fund's public disclosure documents including, without limitation, those risks identified in our management's discussion and analysis for the year ended December 31, 2009 and in the Fund's Annual Information Form for the year ended December 31, 2009, copies of which are available on the Fund's SEDAR profile at http://www.sedar.com/ and which also form part of the Fund's Form 40-F for the year ended December 31, 2009, a copy of which is available on EDGAR at http://www.sec.gov/.

The forward-looking information and statements contained in this news release speak only as of the date of this release and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

NOTICE TO U.S. READERS

The oil and natural gas reserves information contained in this news release has generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. Reserves categories such as "proved reserves" and "probable reserves" may be defined differently under Canadian requirements than the definitions contained in the United States Securities and Exchange Commission rules. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross (or, as noted above, "company interest") volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Resources Fund

%CIK: 0001126874

For further information: regarding this news release, please contact our Investor Relations department at 1-800-319-6462 or email investorrelations@enerplus.com

CO: Enerplus Resources Fund

CNW 06:00e 18-OCT-10